Exhibit 99.7

Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered
into by and between Xiangqian Li and Shenzhen Longgang Branch, Bank of China
(the “Creditor”) on March 8th, 2010

Main contents:

  Guaranty Contract number: 2010 Zhenzhongyin Gang EBaozi 000119-1;
  Xiangqian Li undertakes to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards Bank of China under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 2010 Zhenzhongyin Gang Exiezi 000119) from March 4, 2010 to March 4, 2011, and the maximum amount secured is RMB 450 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Payment on demand
  Declaration and guaranty
  Remedies for breach of contract
  Right reserved
  Modification, amendment and termination of the Contract
  Disputation settlement
  Fee
  Attachment
  Supplement articles
  Validity